UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                             THOMAS EQUIPMENT, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    884400102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

      |_| Rule 13d-1(b)

      |X| Rule 13d-1(c)

      |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 884400102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Master Fund, Ltd.
     98-0337673
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,233,235 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,233,235 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,233,235 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------
* Based on 22,354,713 shares of the common stock, par value $0.01 per share (the "Shares") of Thomas Equipment, Inc. a Delaware corporation (the "Company") outstanding, as set forth in the Company's Prospectus dated June 29, 2006. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $6,000,000, which is convertible into Shares, at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Restated Term Note"), (ii) a Secured Convertible Term Note, in the aggregate initial principal amount of $1,900,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Second Term Note"), (iii) a Secured Revolving Note, as amended and restated, in the aggregate initial principal amount of $22,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (iv) a Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $8,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (v) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $.125 per share, subject to certain adjustments;(vi)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option,
(viii) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares , at an exercise price of $0.125 per share, subject to certain adjustments; (ix) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xi) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xii) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xiii) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xiv) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 49,397,524 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and (xvii) 5,318,338 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 884400102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     PSource Structured Debt Limited

--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Guernsey
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,233,235 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,233,235 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,233,235 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO
--------------------------------------------------------------------------------
* Based on 22,354,713 shares of the common stock, par value $0.01 per share (the "Shares") of Thomas Equipment, Inc. a Delaware corporation (the "Company") outstanding, as set forth in the Company's Prospectus dated June 29, 2006. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $6,000,000, which is convertible into Shares, at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Restated Term Note"), (ii) a Secured Convertible Term Note, in the aggregate initial principal amount of $1,900,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Second Term Note"), (iii) a Secured Revolving Note, as amended and restated, in the aggregate initial principal amount of $22,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (iv) a Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $8,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (v) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $.125 per share, subject to certain adjustments;(vi)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option,
(viii) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares , at an exercise price of $0.125 per share, subject to certain adjustments; (ix) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xi) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xii) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xiii) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xiv) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 49,397,524 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and (xvii) 5,318,338 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 884400102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Laurus Capital Management, LLC
     13-4150669
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,233,235 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,233,235 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,233,235 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
* Based on 22,354,713 shares of the common stock, par value $0.01 per share (the "Shares") of Thomas Equipment, Inc. a Delaware corporation (the "Company") outstanding, as set forth in the Company's Prospectus dated June 29, 2006. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $6,000,000, which is convertible into Shares, at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Restated Term Note"), (ii) a Secured Convertible Term Note, in the aggregate initial principal amount of $1,900,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Second Term Note"), (iii) a Secured Revolving Note, as amended and restated, in the aggregate initial principal amount of $22,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (iv) a Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $8,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (v) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $.125 per share, subject to certain adjustments;(vi)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option,
(viii) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares , at an exercise price of $0.125 per share, subject to certain adjustments; (ix) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xi) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xii) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xiii) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xiv) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 49,397,524 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and (xvii) 5,318,338 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 884400102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Valens U.S. SPV I, LLC
     20-8903266
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,233,235 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,233,235 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,233,235 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
* Based on 22,354,713 shares of the common stock, par value $0.01 per share (the "Shares") of Thomas Equipment, Inc. a Delaware corporation (the "Company") outstanding, as set forth in the Company's Prospectus dated June 29, 2006. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $6,000,000, which is convertible into Shares, at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Restated Term Note"), (ii) a Secured Convertible Term Note, in the aggregate initial principal amount of $1,900,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Second Term Note"), (iii) a Secured Revolving Note, as amended and restated, in the aggregate initial principal amount of $22,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (iv) a Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $8,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (v) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $.125 per share, subject to certain adjustments;(vi)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option,
(viii) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares , at an exercise price of $0.125 per share, subject to certain adjustments; (ix) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xi) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xii) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xiii) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xiv) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 49,397,524 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and (xvii) 5,318,338 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 884400102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Valens Offshore SPV II, Corp.
     26-0811267
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,233,235 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,233,235 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,233,235 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
* Based on 22,354,713 shares of the common stock, par value $0.01 per share (the "Shares") of Thomas Equipment, Inc. a Delaware corporation (the "Company") outstanding, as set forth in the Company's Prospectus dated June 29, 2006. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $6,000,000, which is convertible into Shares, at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Restated Term Note"), (ii) a Secured Convertible Term Note, in the aggregate initial principal amount of $1,900,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Second Term Note"), (iii) a Secured Revolving Note, as amended and restated, in the aggregate initial principal amount of $22,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (iv) a Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $8,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (v) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $.125 per share, subject to certain adjustments;(vi)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option,
(viii) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares , at an exercise price of $0.125 per share, subject to certain adjustments; (ix) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xi) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xii) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xiii) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xiv) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 49,397,524 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and (xvii) 5,318,338 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 884400102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Valens Capital Management, LLC
     20-8903345
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,233,235 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,233,235 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,233,235 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     OO
--------------------------------------------------------------------------------
* Based on 22,354,713 shares of the common stock, par value $0.01 per share (the "Shares") of Thomas Equipment, Inc. a Delaware corporation (the "Company") outstanding, as set forth in the Company's Prospectus dated June 29, 2006. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $6,000,000, which is convertible into Shares, at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Restated Term Note"), (ii) a Secured Convertible Term Note, in the aggregate initial principal amount of $1,900,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Second Term Note"), (iii) a Secured Revolving Note, as amended and restated, in the aggregate initial principal amount of $22,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (iv) a Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $8,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (v) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $.125 per share, subject to certain adjustments;(vi)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option,
(viii) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares , at an exercise price of $0.125 per share, subject to certain adjustments; (ix) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xi) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xii) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xiii) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xiv) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 49,397,524 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and (xvii) 5,318,338 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.CUSIP No.

884400102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     David Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,233,235 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,233,235 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,233,235 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
* Based on 22,354,713 shares of the common stock, par value $0.01 per share (the "Shares") of Thomas Equipment, Inc. a Delaware corporation (the "Company") outstanding, as set forth in the Company's Prospectus dated June 29, 2006. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $6,000,000, which is convertible into Shares, at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Restated Term Note"), (ii) a Secured Convertible Term Note, in the aggregate initial principal amount of $1,900,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Second Term Note"), (iii) a Secured Revolving Note, as amended and restated, in the aggregate initial principal amount of $22,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (iv) a Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $8,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (v) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $.125 per share, subject to certain adjustments;(vi)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option,
(viii) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares , at an exercise price of $0.125 per share, subject to certain adjustments; (ix) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xi) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xii) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xiii) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xiv) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 49,397,524 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and (xvii) 5,318,338 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

CUSIP No. 884400102

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY).

     Eugene Grin
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
     (a) |_|
     (b) |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
               5    SOLE VOTING POWER

                    0 shares of Common Stock.*
               -----------------------------------------------------------------
  NUMBER OF    6    SHARED VOTING POWER
   SHARES
BENEFICIALLY        2,233,235 shares of Common Stock.*
  OWNED BY     -----------------------------------------------------------------
    EACH       7    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           0 shares of Common Stock.*
    WITH       -----------------------------------------------------------------
               8    SHARED DISPOSITIVE POWER

                    2,233,235 shares of Common Stock.*
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,233,235 shares of Common Stock.
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                     |X|


--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     9.99%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN
--------------------------------------------------------------------------------
* Based on 22,354,713 shares of the common stock, par value $0.01 per share (the "Shares") of Thomas Equipment, Inc. a Delaware corporation (the "Company") outstanding, as set forth in the Company's Prospectus dated June 29, 2006. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $6,000,000, which is convertible into Shares, at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Restated Term Note"), (ii) a Secured Convertible Term Note, in the aggregate initial principal amount of $1,900,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Second Term Note"), (iii) a Secured Revolving Note, as amended and restated, in the aggregate initial principal amount of $22,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (iv) a Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $8,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (v) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $.125 per share, subject to certain adjustments;(vi)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option,
(viii) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares , at an exercise price of $0.125 per share, subject to certain adjustments; (ix) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xi) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xii) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xiii) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xiv) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 49,397,524 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and (xvii) 5,318,338 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

Item 1(a). Name of Issuer: THOMAS EQUIPMENT, INC.

Item 1(b). Address of Issuer's Principal Executive Offices:
           1818 North Farwell Avenue, Milwaukee, Wisconsin 53202

Item 2(a). Name of Person Filing: Laurus Master Fund, Ltd.

This Schedule 13G, as amended, is also filed on behalf of Laurus Capital Management, LLC, a Delaware limited liability company, PSource Structured Debt Limited, a closed ended company incorporated with limited liability in Guernsey, Valens U.S. SPV I, LLC, a Delaware limited liability company, Valens Offshore SPV II, Corp., a Delaware corporation, Valens Capital Management, LLC, a Delaware limited liability company, Eugene Grin and David Grin. Laurus Capital Management, LLC manages Laurus Master Fund, Ltd and PSource Structured Debt Limited. Valens Capital Management, LLC manages Valens U.S. SPV I, LLC and Valens Offshore SPV II, Corp. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by Laurus Master Fund, Ltd., PSource Structured Debt Limited, Valens U.S. SPV I, LLC, and Valens Offshore SPV II, Corp reported on this Schedule 13G, as amended. Information related to each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin is set forth on Appendix A hereto.



Item 2(b). Address of  Principal  Business  Office or if none,  Residence:  c/o
           Laurus Capital Management, LLC, 335 Madison Avenue, 10th Floor, New York, NY 10017

Item 2(c). Citizenship: Cayman Islands

Item 2(d). Title of Class of Securities: Common Stock

Item 2(e). CUSIP Number: 884400102

Item 3. Not Applicable

Item 4. Ownership:

      (a) Amount Beneficially Owned: 2,233,235 shares of Common Stock*

      (b) Percent of Class: 9.99%*



      (c) Number of shares as to which such person has:

            (i) sole power to vote or to direct the vote: 0 shares of Common Stock*

            (ii) shared power to vote or to direct the vote: 2,233,235 shares of Common Stock*

            (iii) sole power to dispose or to direct the disposition of: 0 shares of Common Stock*

            iv)   shared power to dispose or to direct the disposition of:
                  2,233,235 shares of Common Stock*

Item 5. Ownership of Five Percent or Less of a Class: Not applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the
        Securities: Not applicable

Item 8. Identification and Classification of Members of the Group: Not applicable

Item 9. Notice of Dissolution of Group: Not applicable

Item 10. Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

----------
* Based on 22,354,713 shares of the common stock, par value $0.01 per share (the "Shares") of Thomas Equipment, Inc. a Delaware corporation (the "Company") outstanding, as set forth in the Company's Prospectus dated June 29, 2006. As of December 31, 2007, Laurus Master Fund, Ltd. (the "Fund"), PSource Structured Debt Limited ("PSource"), Valens U.S. SPV I, LLC ("Valens US"), and Valens Offshore SPV II, Corp. ("VOFF SPV II" and together with the Fund, PSource, and Valens US, the "Investors") collectively held (i) a Secured Convertible Term Note, as amended and restated, in the aggregate initial principal amount of $6,000,000, which is convertible into Shares, at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Restated Term Note"), (ii) a Secured Convertible Term Note, in the aggregate initial principal amount of $1,900,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Second Term Note"), (iii) a Secured Revolving Note, as amended and restated, in the aggregate initial principal amount of $22,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "Revolving Note"), (iv) a Secured Convertible Minimum Borrowing Note, in the aggregate initial principal amount of $8,000,000, which is convertible into Shares at a conversion rate of $0.125 per Share, subject to certain adjustments (the "MB Note", together with the Restated Term Note, the Second Term Note, and the Revolving Note, the "Notes"), (v) a warrant (as amended, the "A Warrant") to acquire up to 150,000 Shares at an exercise price of $.125 per share, subject to certain adjustments;(vi)a warrant (the B Warrant") to acquire up to 61,974,063 Shares at an exercise price of $0.01 per share, subject to certain adjustments; (vii) a warrant (as amended, the "C Warrant") to acquire up to 400,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments an option,
(viii) a warrant (as amended, the "D Warrant") to acquire up to 1,416,667 Shares , at an exercise price of $0.125 per share, subject to certain adjustments; (ix) a warrant (the "E Warrant") to acquire up to 844,497,199 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (x) a warrant (as amended, the "F Warrant") to acquire up to 2,200,000 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xi) a warrant (the "G Warrant") to acquire up to 1,156,850 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xii) a warrant (the "H Warrant") to acquire up to 562,998,132 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, (xiii) a warrant (as amended, the "I Warrant") to acquire up to 50,662,500 Shares, at an exercise price of $0.125 per share, subject to certain adjustments, (xiv) a warrant (the "J Warrant", and together with the A Warrant, the B Warrant, the C Warrant, the D Warrant, the E Warrant, the F Warrant, the G Warrant, the H Warrant and the I Warrant, the "Warrants") to acquire up to 49,397,524 Shares, at an exercise price of $0.01 per share, subject to certain adjustments, and (xvii) 5,318,338 Shares. Each of the Notes, and each of the Warrants, contains an issuance limitation prohibiting the Investors from converting or exercising those securities to the extent that such conversion or exercise would result in beneficial ownership by the Investors of more than 9.99% of the Shares then issued and outstanding (the "Issuance Limitation"). The Issuance Limitation may be waived by the Investors upon no less than 65 days prior notice to the Company and shall automatically become null and void upon the occurrence and/or continuance of an event of default (as defined in and pursuant to the terms of the applicable instrument). The Fund and PSource are managed by Laurus Capital Management, LLC. Valens US and VOFF SPV II are managed by Valens Capital Management, LLC. Eugene Grin and David Grin, through other entities, are the controlling principals of Laurus Capital Management, LLC and Valens Capital Management, LLC and share sole voting and investment power over the securities owned by the Investors reported in this
Schedule 13G, as amended.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        February 14, 2008
                                        -----------------------------
                                        Date

                                      LAURUS MASTER FUND, LTD.

                                        /s/ David Grin
                                        -----------------------------
                                        David Grin
                                        Director

APPENDIX A

A    Name:                   Laurus Capital Management, LLC, a Delaware limited
                             liability company
     Business Address:       335 Madison Avenue, 10th Floor
                             New York, New York 10017
     Place of Organization:  Delaware

B    Name:                   PSource Structured Debt Limited, a closed ended
                             company incorporated with limited liability in
                             Guernsey
     Business Address:       335 Madison Avenue, 10th Floor
                             New York, New York 10017

     Place of Organization:  Guernsey


C.   Name:                   Valens U.S. SPV I, LLC, a Delaware limited
                             liability company

     Business Address:       335 Madison Avenue, 10th Floor
                             New York, New York 10017

     Place of Organization:  Delaware

D.   Name:                   Valens Offshore SPV II, Corp., a Delaware
                             corporation

     Business Address:       335 Madison Avenue, 10th Floor
                             New York, New York 10017

     Place of Organization:  Delaware

E.   Name:                   Valens Capital Management, LLC, a Delaware limited
                             liability company

     Business Address:       335 Madison Avenue, 10th Floor
                             New York, New York 10017

     Place of Organization:  Delaware


F.   Name:                   Eugene Grin

     Business Address:       335 Madison Avenue, 10th Floor
                             New York, New York 10017

     Principal Occupation:   Director of Laurus Master Fund, Ltd.
                             Principal of Laurus Capital Management, LLC

     Citizenship:            United States


G.   Name:                   David Grin
     Business Address:       335 Madison Avenue, 10th Floor
                             New York, New York 10017

     Principal Occupation:   Director of Laurus Master Fund, Ltd.
                             Principal of Laurus Capital Management, LLC
     Citizenship:            Israel

Each of Laurus Capital Management, LLC, PSource Structured Debt Limited, Valens U.S. SPV I, LLC, Valens Offshore SPV II, Corp., Valens Capital Management, LLC, Eugene Grin and David Grin hereby agrees, by their execution below, that the
Schedule 13G, as amended, to which this Appendix A is attached is filed on behalf of each of them, respectively.

PSource Structured Debt Limited

Laurus Capital Management, LLC

By:  Laurus Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
--------------------------------
    Eugene Grin
    Principal
    February 14, 2008

Valens U.S. SPV I, LLC

Valens Offshore SPV II, Corp

Valens Capital Management, LLC

By:  Valens Capital Management, LLC
Individually and as investment manager

/s/ Eugene Grin
--------------------------------
    Eugene Grin
    Principal
    February 14, 2008

/s/ Eugene Grin
--------------------------------
    Eugene Grin, on his individual behalf
    February 14, 2008

/s/ David Grin
--------------------------------
    David Grin, on his individual behalf
    February 14, 2008